September 3, 2008
Mr. Hugh West, Branch Chief
Mail Stop 4561
United States Securities and Exchange Commission
Washington, D.C. 20549
Dear Mr. West:
This letter is in response to correspondence from your office dated August 18, 2008, “Mackinac Financial Corporation Form 10-K for the Year Ended December 31, 2007, File No. 000-20167.” Please be advised that we have, in response to your comments, filed Amendment No. 2 to our December 31, 2007 Form 10-K on September 3, 2008 (the “Filing”). In this amendment we discuss our evaluation of our disclosure controls and procedures over financial reporting, the results of which reveal such controls and procedures were inadequate at the time of the Filing. This conclusion is based solely on the fact that the Company failed to file the required Management’s Annual Report on Internal Control over Financial Reporting in the Filing.
In addition to this amendment, the Company acknowledges the following:
•	A control system, no matter how well designed can only provide reasonable assurance of internal controls, not absolute assurance. Because of inherent limitations in all internal control programs, no program can provide absolute assurance that all control issues have been detected.
If any additional information is required, please contact the undersigned at (906) 341-7158.
Sincerely,
Ernie R. Krueger
EVP/CFO

130 South Cedar Street	P. 906.341.8401
P.O. Box 369	F. 906.341.7879
Manistique, MI 49854	www.bankmbank.com